UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Completion of Demerger and Admission of Shares dated July 18, 2022
99.2	Press Release entitled Total Voting Rights dated July 18, 2022
99.3	Press Release entitled Holding(s) in Company dated July 18, 2022
99.4	Press Release entitled Holding(s) in Company dated July 18, 2022

99.1

18 July 2022
Haleon plc

Completion of the demerger and admission of shares in Haleon

Haleon plc ("Haleon") is pleased to announce the completion of the demerger of the Consumer Healthcare business from the GSK Group to form the Haleon Group.

The ordinary shares of Haleon (ticker "LSE: HLN") will be admitted at 8.00 a.m. today (18 July 2022) to the premium listing segment of the Official List and to trading on the main market of the London Stock Exchange ("LSE").

CREST accounts will be credited with Haleon ordinary shares shortly after 8.00 a.m. today (18 July 2022). It is expected that Haleon shareholders with holdings in certificated form will be sent share certificates in respect of their holdings of Haleon shares by 4 August 2022.[1]

On admission, Haleon will have 9,234,573,831 ordinary shares in issue. The ordinary shares have a nominal value of £1.25 each (to be reduced to 1 pence following Haleon's capital reduction)[1] and carry voting rights of one vote per share.

Haleon also has in issue 25,000,000 non-voting preference shares with a nominal value of £1 each which are fully paid. The non-voting preference shares will not be listed on the LSE or any other exchanges. Haleon does not hold any shares in treasury.

It is expected that American Depositary Shares representing shares of Haleon (ticker: "NYSE: HLN") ("Haleon ADSs") will commence "regular-way" trading on the New York Stock Exchange (the "NYSE") at market open on 22 July 2022. In addition, we expect that Haleon ADSs will begin trading on a "when-issued" basis on the NYSE from market open today up to and including 21 July 2022. Each Haleon ADS represents two Haleon ordinary shares.

Further information on key dates in relation to the demerger is set out at the end of this announcement ("Expected Timetable of Principal Events") and can also be found in the Prospectus published on 1 June 2022. The Prospectus is available on Haleon's website at www.haleon.com.

Ends

About Haleon

Haleon (LSE: HLN) is a global leader in consumer health, with brands trusted by millions of consumers globally. The group employs over 22,000 people across 170 markets, who are united by Haleon's purpose - to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com

Contact Details

Investor Relations		Media Relations
Sonya Ghobrial	+44 (0) 7392 784784	Zoë Bird	+44 (0) 7736 746167
Emma White	+44 (0) 7823 523562	Nidaa Lone	+44 (0) 7841 400607
Rakesh Patel	+44 (0) 7552 484646

Disclaimer

Haleon makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

Cautionary statement regarding forward-looking statements

Certain statements in this announcement relate to the future, including forward-looking statements relating to the Haleon Group's financial position and strategy. Forward-looking statements give the Haleon Group's current expectations or forecasts of future events. In some cases, these forward looking statements can be identified by the use of forward-looking terminology, including (without limitation) the terms "intend", "aim", "project", "anticipate", "estimate", "plan", "believe", "expect", "may", "should", "will", "continue" or other similar words. These statements discuss future expectations concerning the Haleon Group's results of operations or financial condition, or provide other forward-looking statements. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Any forward-looking statements made by or on behalf of the Haleon Group speak only as of the date they are made.

These forward-looking statements are not guarantees or predictions of future performance, may be based on a number of assumptions (which may or may not themselves prove to be correct) and, by their nature, involve known and unknown risks, uncertainties and other factors, including the risk factors set out in the section entitled "Risk Factors" in the Haleon Prospectus and in "Item 3. Key Information - 3.D. Risk Factors" of Haleon's registration statement on Form 20-F, many of which are beyond the Haleon Group's control, and which may cause the actual results to differ materially from those expressed in the statements contained in this announcement. The Haleon Group's actual results of operations, financial condition and the development of the business sectors in which the Haleon Group operates may differ materially from those expressed or implied in any forward-looking statement contained in this announcement due to certain factors including, but not limited to, domestic and global economic and business conditions, market-related risks pertaining to the consumer healthcare industry as a whole, the policies and actions of regulatory authorities, geopolitical developments, market developments, the impact of competition, technological development, inflation, deflation, foreign currency exchange rates, the timing, impact and other uncertainties of any future acquisitions, combinations or divestments within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which the Haleon Group operates. In addition, even if the Haleon Group's actual results of operations, financial condition and the development of the business sectors in which it operates are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Forward-looking statements contained in this announcement speak only as of the date of this announcement. Haleon expressly disclaims any obligation or undertaking to update these forward-looking statements contained in this announcement to reflect any change in their expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law and regulations.

Amanda Mellor
Company Secretary

[1] Subject to the timing of Haleon's capital reduction to reduce the nominal value of the Haleon ordinary shares from £1.25 each to 1 pence each. Please refer to the Haleon Prospectus for further details.

Expected Timetable of Principal Events

The times and dates set out in the timetable below and throughout this announcement are indicative only and based on Haleon’s current expectations and may be subject to change without further notice.

Event	Time and date(1)
Admission and commencement of dealings in Haleon ordinary shares on the LSE	8 a.m. on Monday 18 July 2022
CREST accounts credited in respect of Haleon ordinary shares in uncertificated form	As soon as practicable after 8 a.m. on Monday 18 July 2022
Commencement of trading in Haleon ADSs on a "when-issued" basis on the NYSE	9.30 a.m. New York City time on Monday 18 July 2022
Commencement of "regular-way" trading in Haleon ADSs on the NYSE	9.30 a.m. New York City time on Friday 22 July 2022
Latest date for despatch of:
- definitive share certificates (where applicable) for Haleon ordinary shares in certificated form to "Qualifying Shareholders" on the GSK share register(2)	By Thursday 4 August 2022
- opening statements for Haleon CSN(2) (3)	By Thursday 4 August 2022
Notes

(1)        Unless otherwise indicated, all references to time in this timetable are to UK time.
(2)        Subject to the timing of Haleon's capital reduction.

(3)        For CSN Shareholders who have a Shareview Portfolio account, and have not elected for paper statements to be issued to them, the CSN statements will only be made available electronically via their account.

99.2

18 July 2022

Haleon plc

Notification of Total Voting Rights and Capital

As at 18 July 2022, the total number of shares issued by Haleon plc with rights to vote is 9,234,573,831 ordinary shares of £1.25 each (to be reduced to 1 pence following Haleon plc's capital reduction)1. No shares are held in treasury.

This figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Haleon plc under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Amanda Mellor
Company Secretary

1.	Please refer to the Haleon Prospectus for further details on the capital reduction. The Prospectus is available on www.haleon.com

99.3

Haleon plc
TR-1: Notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:	Haleon plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name	GSK plc and the following controlled undertakings of GSK plc: GSK LP Limited, GSK GP 1 Limited and GSK (No. 1) Scottish Limited Partnership
City and country of registered office (if applicable)	London, England (GSK plc and GSK LP Limited) and Edinburgh, Scotland (GSK GP 1 Limited and GSK (No. 1) Scottish Limited Partnership)
4. Full name of shareholder(s) (if different from 3.) v
Name	Vidacos Nominees Limited
City and country of registered office (if applicable)	London, England
5. Date on which the threshold was crossed or reached vi:	18 July 2022
6. Date on which issuer notified (DD/MM/YYYY):	18/07/2022
7. Total positions of person(s) subject to the notification obligation
% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	12.94	0	12.94	1,195,320,110
Position of previous notification (if applicable)	N/A	N/A	N/A

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix	% of voting rights
Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
GB00BMX86B70	502,727,073	692,593,037	5.44	7.50

SUBTOTAL 8. A	1,195,320,110	12.94

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv
			X
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
GSK plc (direct holding)	5.44		5.44

GSK plc (Chain 1)	4.74		4.74
GSK LP Limited (Chain 1)	4.74		4.74
GSK GP 1 Limited (Chain 1)	4.74		4.74
GSK (No. 1) Scottish Limited Partnership (Chain 1)	4.74		4.74

GSK plc (Chain 2)	1.78		1.78
GSK LP Limited (Chain 2)	1.78		1.78
GSK GP 1 Limited (Chain 2)	1.78		1.78
GSK (No. 2) Scottish Limited Partnership (Chain 2)	1.78		1.78

GSK plc (Chain 3)	0.98		0.98
GSK LP Limited (Chain 3)	0.98		0.98
GSK GP 2 Limited (Chain 3)	0.98		0.98
GSK (No. 3) Scottish Limited Partnership (Chain 3)	0.98		0.98

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi
GSK plc is making this notification on behalf of itself and on behalf of GSK LP Limited, GSK GP 1 Limited and GSK (No. 1) Scottish Limited Partnership.

GSK plc, GSK (No. 1) Scottish Limited Partnership, GSK (No. 2) Scottish Limited Partnership and GSK (No. 3) Scottish Limited Partnership hold their shares in Haleon plc via a custodian, Vidacos Nominees Limited (as detailed in section 4 above), which holds the legal title to those shares on their behalf pursuant to a custody arrangement.

These calculations are based on an issued share capital of Haleon plc of 9,234,573,831 ordinary shares.

Place of completion	London, England
Date of completion	18 July 2022

99.4

Haleon plc
TR-1: Notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:	Haleon plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name	Berkeley Square Pension Trustee Company Limited
City and country of registered office (if applicable)	London, England
4. Full name of shareholder(s) (if different from 3.) v
Name	Vidacos Nominees Limited
City and country of registered office (if applicable)	London, England
5. Date on which the threshold was crossed or reached vi:	18 July 2022
6. Date on which issuer notified (DD/MM/YYYY):	18/07/2022
7. Total positions of person(s) subject to the notification obligation
% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	6.52	0	6.52	602,094,214
Position of previous notification (if applicable)	N/A	N/A	N/A

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix	% of voting rights
Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
GB00BMX86B70	0	602,094,214	0	6.52

SUBTOTAL 8. A	602,094,214	6.52

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv
			X
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Berkeley Square Pension Trustee Company Limited (Chain 1)	4.74		4.74
GSK GP 1 Limited (Chain 1)	4.74		4.74
GSK (No. 1) Scottish Limited Partnership (Chain 1)	4.74		4.74

Berkeley Square Pension Trustee Company Limited (Chain 2)	1.78		1.78
GSK GP 1 Limited (Chain 2)	1.78		1.78
GSK (No. 2) Scottish Limited Partnership (Chain 2)	1.78		1.78

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi
GSK plc is making this notification on behalf of Berkeley Square Pension Trustee Company Limited.

Berkeley Square Pension Trustee Company Limited's interest in Haleon plc is held indirectly through two of the same Scottish Limited Partnerships (GSK (No. 1) Scottish Limited Partnership and GSK (No. 2) Scottish Limited Partnership) referred to in the major shareholding notification made by GSK plc on 18 July 2022.

GSK (No. 1) Scottish Limited Partnership and GSK (No. 2) Scottish Limited Partnership hold their shares in Haleon plc via a custodian, Vidacos Nominees Limited (as detailed in section 4 above), which holds the legal title to those shares on their behalf pursuant to a custody arrangement.

These calculations are based on an issued share capital of Haleon plc of 9,234,573,831 ordinary shares.

Place of completion	London, England
Date of completion	18 July 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: July 18, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary